Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

Andrew Langham, Assistant General Counsel	Direct Dial: (212) 702-4382
Email: alangham@sfire.com

April 15, 2013

Via EDGAR, Email and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions
One Station Place – 100 F Street, N.E.
Washington D.C. 20549-3628
Attention:  Ms. Peggy Kim, Special Counsel

Re:	Transocean Ltd. (“Transocean” or the “Company”)
Amended Preliminary Proxy Statement filed by Icahn Partners et al.
Filed April 12, 2013
File No. 0-53533

Dear Ms. Kim:

Set forth below, on behalf of Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of Delaware, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn, an individual (collectively, the “Icahn Entities”), are responses to the comments contained in the letter (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by Andrew Langham, Assistant General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on April 15, 2013, relating to the Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, filed by the Icahn Entities with the Commission on April 12, 2013 (the “First Amended Preliminary Proxy Statement”).

This letter and Amendment No. 2 to the Preliminary Proxy Statement (the “Second Amended Preliminary Proxy Statement”) are being filed with the Commission electronically today.  In addition to the electronic filing, we are delivering via email and federal express a hard copy of this letter, along with two courtesy copies of the Second Amended Preliminary Proxy Statement marked to indicate changes from the First Amended Preliminary Proxy Statement.

For the convenience of the Staff, each of the Staff’s comments is reproduced in italics and is followed by the corresponding response of the Icahn Entities.

Preliminary Proxy Statement

General

1.	Please respond to the comments issued on April 8, 2013.

The Icahn Entities respectfully advise the Staff that the Icahn Entities’ responses to the comments issued on April 8, 2013 will be forthcoming as soon as possible.

2.	For each proposal, please revise to ensure that you have described the reasons for your voting recommendation.

In response to the Staff’s comments, even though the Icahn Entities are generally of the view that the requested disclosure is not required, the Icahn Entities have revised the Second Amended Preliminary Proxy Statement to include the revisions requested by the Staff.

Agenda Item 3.2(B) Icahn Group Distribution Proposal

3.
We note your response to comment four in our letter dated April 5, 2013; however, we reissue our comment.  Please revise the proxy statement to discuss the financial consequences to the registrant if the dividend payment is $4, rather than $2.24 per share.  If applicable, please discuss any financial consequences to the registrant if the dividend payment is $4, rather than $2.24 per share.

In response to the Staff’s comments, the Icahn Entities have revised the disclosure in the Second Amended Preliminary Proxy Statement to disclose the information requested by the Staff.  However, the Icahn Entities are of the view that the included disclosure is not required and are providing solely to accommodate the Staff’s comments.

If you have any questions regarding this filing, please contact the undersigned at (212) 702-4382 or alangham@sfire.com.

Very truly yours,

Andrew Langham